UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PACWEST BANCORP
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

695263103
(CUSIP Number)

John Caughey
CapGen Capital Group II LP
120 West 45th Street
Suite 1010
New York, NY 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 695263103

1.	Names of Reporting Persons.

CapGen Capital Group II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

3,754,088
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

3,754,088
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,754,088
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

3.7%*
14.	Type of Reporting Person (See Instructions)

PN
_______________
*	The calculation of the percentage of outstanding shares is based on 101,912,280 shares of Common Stock outstanding as of October 30, 2014.

CUSIP No. 695263103

1.	Names of Reporting Persons.

CapGen Capital Group II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

3,754,088
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

3,754,088
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,754,088
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

3.7%*
14.	Type of Reporting Person (See Instructions)

OO
_______________
*	The calculation of the percentage of outstanding shares is based on 101,912,280 shares of Common Stock outstanding as of October 30, 2014.

CUSIP No. 695263103

1.	Names of Reporting Persons.

Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

3,754,088
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

3,754,088
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,754,088
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

3.7%*
14.	Type of Reporting Person (See Instructions)

IN
_______________
*	The calculation of the percentage of outstanding shares is based on 101,912,280 shares of Common Stock outstanding as of October 30, 2014.

Explanatory Note

The Reporting Persons are filing this Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) to amend the Schedule 13D filed on January 22, 2009 (the “13D Filing”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of PacWest Bancorp, a Delaware corporation (the “Issuer”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment No. 1, the 13D Filing remains in full force and effect. This Amendment No. 1 is the final amendment to the 13D Filing and is an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended by adding the following:

On April 7, 2014, the Issuer completed its previously announced merger with CapitalSource Inc. (the “Merger”). As a result of the Merger, the beneficial ownership of the Reporting Persons in the Issuer was reduced to 3.7% of the Common Stock outstanding.  In addition, effective upon the consummation of the Merger, John W. Rose, a principal member and member of the investment committee of CapGen LLC, resigned from the Board of Directors of the Issuer.

The Reporting Persons have disposed of an aggregate of 92,065 shares of the Common Stock, or 0.09% of the Common Stock outstanding, since the 13D Filing.  The Reporting Persons may continue to dispose of some or all of the Common Stock that they beneficially own, and the amount and timing of any such transactions will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the ability to sell shares of Common Stock at particular price levels.

Item 5.	Interests in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
CapGen Capital Group II LP	3,754,088	3.7%	3,754,088	0	3,754,088	0
CapGen Capital Group II LLC	3,754,088	3.7%	3,754,088	0	3,754,088	0
Eugene A. Ludwig	3,754,088	3.7%	0	3,754,088	0	3,754,088

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

(c)  Except as set forth in Exhibit 4, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)  As of April 7, 2014, the Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Common Stock.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 3	Joint Filing Agreement, dated February 27, 2015, by and among CapGen Capital Group II LP, CapGen Capital Group II LLC and Eugene A. Ludwig.

Exhibit 4	Trading data for CapGen Capital Group II LP.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2015	CAPGEN CAPITAL GROUP II LP

		By:	CAPGEN CAPITAL GROUP II LLC,
its general partner

	By:	/s/ Eugene A. Ludwig
		Name:	Eugene A. Ludwig
		Title:	Managing Member

CAPGEN CAPITAL GROUP II LLC

	By:	/s/ Eugene A. Ludwig
		Name:	Eugene A. Ludwig
		Title:	Managing Member

EUGENE A. LUDWIG

	By:	/s/ Eugene A. Ludwig
		Name:	Eugene A. Ludwig

EXHIBIT INDEX

Exhibit	Title

Exhibit 3	Joint Filing Agreement, dated February 27, 2015, by and among CapGen Capital Group II LP, CapGen Capital Group II LLC and Eugene A. Ludwig.

Exhibit 4	Trading data for CapGen Capital Group II LP.